

Mail Stop 3030

March 24, 2010

Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, IL 60061

     **Re: Zebra Technologies Corporation
            Form 10-K for the Year Ended December 31, 2008
            File No. 000-19406**

Dear Mr. Smiley:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Kevin L. Vaughn
                 Accounting Branch Chief